PMU News Release #13- 09
TSX: PMU OTCQX: PFRMF

October 28, 2013

PACIFIC RIM MAILS INFORMATION CIRCULAR
IN CONNECTION WITH SPECIAL MEETING

Pacific Rim Mining Corp. (“Pacific Rim”) announces it has now mailed a notice of meeting and management information circular to its shareholders of record (as of October 16, 2013) in preparation for its special meeting of shareholders to be held at the offices of DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Thursday, November 21, 2013 at 3:00 p.m. (Pacific time).

As announced on October 8, 2013, Pacific Rim and OceanaGold Corporation (“OceanaGold”) have entered into a definitive agreement whereby OceanaGold has agreed to acquire all of the issued and outstanding common shares of Pacific Rim that it does not already own in an all-share transaction wherein each common share of Pacific Rim will be exchanged for 0.04006 of a common share of OceanaGold. This transaction will be completed by way of a statutory plan of arrangement (the “Arrangement”) and in addition to applicable regulatory, exchange and court approval, requires approval by the shareholders of Pacific Rim as described more fully in the information circular.

The board of directors and management of Pacific Rim strongly encourage Pacific Rim shareholders to vote their shares in favour of the Arrangement, which will provide shareholders with continued participation in the high grade El Dorado Gold Project and the upside that comes with OceanaGold’s successful existing operations and growth trajectory, while, importantly, reducing Pacific Rim shareholders’ risk exposure including permitting and financing risk in particular. Pacific Rim believes OceanaGold is a financially stable, technically savvy and eminently capable mine-builder with a demonstrated long-range commitment to developing and operating mines in challenging environments with the utmost consideration for social and environmental stewardship, and is extremely well suited to take the reins on behalf of Pacific Rim shareholders.

Your vote is important regardless of the number of shares you own.
Pacific Rim encourages its shareholders to read the meeting materials in detail. A copy of the information circular is available on Pacific Rim's website at
http://www.pacrim-mining.com/s/SM_Documents-2014.asp or
on SEDAR at www.sedar.com.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

The board of directors of Pacific Rim recommends that shareholders vote IN FAVOUR of the Arrangement Resolution.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

How to Vote

A proxy form or voting instruction form will accompany the meeting materials you receive by mail. Instructions on how to vote, which vary depending on whether you are a registered or beneficial shareholder, are provided in the information circular. Most Pacific Rim shareholders are beneficial shareholders.

Registered shareholders who hold Pacific Rim shares in their name and represented by a physical certificate may vote in person at the Meeting, by mail or by using one of the following methods:

1.	Internet: vote online at www.investorvote.com using the control number located on your proxy.

2.	Telephone: 1-866-732-VOTE(8683), toll free in Canada and United States.

3.	Facsimile: 1 -866- 249- 7775, toll free in Canada and United States.

Beneficial shareholders who hold Pacific Rim shares through a bank, broker or other intermediary will have different voting instructions and should carefully follow the voting instructions provided to them on the voting information form included in the meeting materials. In addition, Pacific Rim may utilize the Broadridge QuickVote™ service to assist beneficial shareholders in voting their shares. Eligible beneficial shareholders may be contacted by Pacific Rim's proxy solicitation agent, Laurel Hill Advisory Group, to conveniently obtain a vote directly over the telephone.

Shareholder Questions

Shareholders, whether registered or beneficial, who have questions regarding the voting process or have not received their proxy or voting instruction form may contact the proxy solicitation agent at:

Laurel Hill Advisory Group
Toll free:	1-877-452-7184
1-416-304-0211 (banks, brokers or collect calls from outside Canada and the US)
Email:	assistance@laurelhill.com

About Pacific Rim Mining Corp.

Pacific Rim is a mineral exploration company focused on high-grade, environmentally clean gold deposits in the Americas and committed to excellence in environmental stewardship and social responsibility. Pacific Rim's primary asset is the advanced-stage, vein-hosted El Dorado gold deposit in El Salvador, where Pacific Rim also owns several grassroots gold projects. Pacific Rim's common shares trade under the symbol PMU on the TSX and on the OTCQX market in the US under the symbol PFRMF.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

For further information, contact Pacific Rim at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Forward Looking Information
Certain information contained in this press release, including any information relating to the Arrangement and Pacific Rim’s future financial or operating performance may be deemed "forward-looking". These statements relate to future events or future performance and reflect Pacific Rim’s expectations regarding the Arrangement, and the future growth, results of operations, business prospects and opportunities of OceanaGold, Pacific Rim and the combined company. These forward-looking statements also reflect Pacific Rim’s current internal projections, expectations or beliefs and are based on information currently available to Pacific Rim. Forward-looking statements in this news release include, but are not limited to, statements relating to the completion of the Arrangement, and the development of the El Dorado Project. Assumptions upon which such forward-looking information is based include that OceanaGold and Pacific Rim will be able to satisfy the conditions to the Arrangement, that the required approvals will be obtained from the shareholders of Pacific Rim, that all third party regulatory and governmental approvals to the Arrangement will be obtained , including the approval of the Supreme Court of British Columbia, that all other conditions to completion of the Arrangement will be satisfied or waived, that actual results or exploration activities will be as expected, that the current price of and demand for gold will be sustained or will improve, that general business and economic conditions will not change in a material adverse manner, that Pacific Rim's arbitration claim will be successful and that Pacific Rim will be able to advance the El Dorado Project. Such forward-looking information is subject to certain risks and uncertainties that could cause results to differ materially from those expressed in the forward-looking statements. Some of these risks and uncertainties include: the failure to realize the anticipated benefits of the Arrangement; general economic and market factors (including changes in global, national or regional financial, credit, currency or securities markets); changes in the economic parameters of the El Dorado Project since the completion of the pre-feasibility study and NI43-101 technical report; changes or developments in global, national or regional political conditions (including any act of terrorism or war), changes in laws (including tax laws) and changes in GAAP or regulatory accounting requirements; fluctuations in the price of gold; the inability to obtain required consents, permits or approvals, including court approval of the Arrangement and Pacific Rim shareholder approval of the Arrangement in accordance with the required timelines contained in the Agreement; the inability to satisfy the other conditions to the Agreement prior to the specified outside date; that Pacific Rim’s arbitration claim may not be successful; mine life and anticipated rates of gold and copper production from OceanaGold's New Zealand and Philippines operations not materializing as expected; and other risk factors as outlined in both Pacific Rim's and OceanaGold's most recent annual filings. Readers are cautioned that the foregoing list of factors is not exhaustive. Although Pacific Rim believes that the forward-looking information contained in this news release is based on reasonable assumptions, readers cannot be assured that actual outcomes or results will be consistent with such statements. Accordingly, readers are cautioned against placing undue reliance on forward-looking information. Pacific Rim expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, events or otherwise, except as required by applicable securities laws.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com